CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY WORKDAY, INC. PURSUANT TO 17 C.F.R. § 200.83 AND THIS RESPONSE LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE, WITH ASTERISKS DENOTING SUCH OMISSIONS.
Workday, Inc.
6110 Stoneridge Mall Road
Pleasanton, CA 94588

September 19, 2024

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention: Brittany Ebbertt and Kathleen Collins

RE: Workday, Inc.
Form 10-K for the fiscal year ended January 31, 2024
File No. 001-35680

Dear Ms. Ebbertt and Ms.Collins:

Workday, Inc. (“Workday”, the “Company”, “we”, “us”, or “our”) has received the letter, dated September 9, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing of Workday, Inc. Our response to the Staff’s letter is set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below. Reference is also made to our reply letter dated September 4, 2024 (our “Prior Response Letter”) providing responses to the Staff’s comments in its letter dated August 20, 2024.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, we have requested confidential treatment of portions of our response to Comment No. 1 below in accordance with Rule 83 (17 C.F.R. § 200.83) of the Rules of Practice of the Commission. The EDGAR submission of this letter omits the portions for which confidential treatment is requested. The location of the information subject to the confidential treatment request is indicated in the EDGAR submission with [*]. A complete copy of this letter, including the portions for which confidential treatment is requested, is being provided supplementally to the Staff. We respectfully request that we be notified immediately in accordance with our confidential treatment request letter submitted supplementally on the date hereof before the Commission permits any disclosure of the omitted confidential information.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

Form 10-K for the year ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Revenues, page 37

1.Please address the following as it relates to your response and proposed revised disclosures to prior comment 2.
●We note you currently disclose that gross and net retention rates exceeded 95% and 100%, respectively, for the periods presented in your recent Form 10-K and Form 10-Q filings. To the extent you intend to provide similar disclosures in future filings, revise to ensure that the amounts provided appropriately reflect your current net retention rates.
Response: We respectfully acknowledge the Staff’s comment and advise the Staff that upon further consideration and in light of our planned quantification of factors contributing to changes in subscription services revenues, we no longer intend to include disclosure related to net revenue retention rates in our SEC filings. As stated in our response to comment 1 in our Prior Response Letter, our future filings will include the percentage change in subscription revenue versus the prior period attributable to existing and new customers, respectively. We believe that the net revenue retention rate is largely duplicative of the change in revenue from existing customers as a measure of our business performance.

As gross revenue retention provides insight into the recurring revenue retained from our existing customers, we currently intend to continue disclosing our gross revenue retention rate in future filings. Furthermore, upon further consideration and in light of your comments, we plan to disclose the actual, then-current gross revenue retention rate for each period in future filings.

●You state that net retention rate is calculated by taking the current period-end ARR of your customers that you “retained” year-over-year. Clarify whether you calculate ARR using existing customers from the corresponding period and compare that to ARR for the current period from the same set of customers. If so, revise to clarify as such. To the extent you do not use the same customer base for each period in your calculation, explain further how this measure factors in customer churn.
Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the net and gross revenue retention rates are calculated using ARR attributable to existing customers from the corresponding period and comparing that to ARR for the current period from the same set of customers. We will include this clarification in our future filings when we disclose our gross revenue retention rate. As discussed in our response to comment 1 above, we no longer intend to disclose net revenue retention rates in our future filings.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.

●Tell us the amount of subscription contracts that are excluded from your calculation of ARR.
Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the excluded subscription contracts represent approximately [*]% of ARR. We further advise the Staff that the excluded subscription contracts have a less than [*]% impact on the gross and net revenue retention rates for each of the periods presented.
●To the extent material to total subscription contracts, revise to disclose the percentage of ARR that is excluded from such measure.
Response: We respectfully advise the Staff that we do not consider the amount of subscription contracts that are excluded from our calculation of ARR to be material. In future filings, to the extent the excluded subscription contracts are material in relation to ARR, we will disclose the percentage of that exclusion.
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In connection with our response to the Staff’s comments, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.
Please direct any questions or comments regarding this letter to the undersigned at zane@workday.com.
Sincerely,

/s/ Zane Rowe
Zane Rowe Chief Financial Officer

CC:
Mark Garfield, Chief Accounting Officer, Workday, Inc.
Rich Sauer, Chief Legal Officer, Workday, Inc.
David Bell, Fenwick & West LLP
Julia Forbess, Fenwick & West LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY WORKDAY, INC.
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